Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS OF THE FINANCIAL SITUATION AND OPERATING RESULTS FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (‟Neptune” or the ‟Corporation”) including its subsidiary, Biodroga Nutraceuticals Inc. (‟Biodroga”) for the three-month periods ended June 30, 2018 and 2017. The comparative period includes operating results of Acasti Pharma Inc. (‟Acasti”) until the loss of control of the subsidiary on December 27, 2017. This MD&A should be read in conjunction with our consolidated interim financial statements for the three-month periods ended June 30, 2018 and 2017. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month periods ended June 30, 2018 and 2017 is based on the consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on August 14, 2018. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the ‟Related Party Transactions”, ‟Consolidated Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2018 annual MD&A as filed with Canadian securities regulatory authorities on June 5, 2018. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Technologies & Bioressources Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to thousands of Canadian dollars. References to ‟CAD”, ‟USD” and ‟EUR” refer to Canadian dollars, US dollars and the Euro, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities.

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

management discussion and analysis of the financial situation and operating results

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses two adjusted financial measures, Adjusted Segment Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating segment loss when a segment is in a loss position, and Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation is in a loss position, to assess its operating performance. These non-IFRS financial measures are directly derived from the Corporation’s financial statements and are presented in a consistent manner. The Corporation uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted Segment EBITDA (or non-IFRS operating segment loss when in a loss position) and Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted Segment EBITDA (or non-IFRS operating segment loss) and Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted Segment EBITDA (or non-IFRS operating segment loss) measurement by adding depreciation and amortization and stock-based compensation to segment income (loss) from operating activities before corporate expenses. Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), net finance costs, depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation and legal fees related to royalty settlements that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

A reconciliation of segment income (loss) from operating activities before corporate expenses to Adjusted Segment EBITDA or non-IFRS operating segment loss and a reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss are presented later in this document.

BUSINESS OVERVIEW

Neptune is a health and wellness products company, with more than 50 years of combined experience in extraction, purification and formulation of value-added differentiated science-based products. Currently, the Company develops turnkey nutrition product solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that enhances the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Leveraging its scientific, technological and innovative expertise, Neptune is preparing to commence production of products in legal cannabis markets. The Company’s head office is located in Laval, Quebec.

management discussion and analysis of the financial situation and operating results

Multi-year Agreement with Canopy Growth

On June 19, 2018, we announced that we entered into a multi-year agreement with Canopy Growth. Under the terms of the agreement, Neptune will supplement Canopy Growth’s extraction, refinement, and extract product formulation capacity. This multi-year agreement, including minimum volume commitments, will be supported by Neptune’s decades of experience in extraction, purification and formulation of value added differentiated science-based products.

Cannabis Business

The first Phase of the commercialization strategy for which a capital budget of $5 million was approved to work on site security and CO2 extraction equipment is now completed. Our license application to produce extracted cannabis oil products is at the late stage review with Health Canada. Once we receive the license to produce, our extraction dried cannabis processing capacity will be approximately 30,000 kg annually. The Corporation has agreed upon commitments along with other projected opportunities for more than 80% of the 30,000 kg of dried cannabis extraction capacity in phase 1.

Neptune successfully completed solvent lab scale trials and as a consequence, the Board approved a $4.8 million investment for Phase II capacity expansion which should allow to expand our production capacity more than six times by the beginning of next fiscal year. Furthermore, the Corporation has plans and ability on site to further expand the plant processing capacity beyond the capacity indicated above as global business develops.

Filing of Two Patent Applications for Innovative Cannabis Extraction Processes

On August 9, 2018, we have filed two applications with the United States Patent and Trademark Office (USPTO) for patents related to the extraction of cannabis material. The extraction processes provide highly-efficient methods to obtain cannabinoids and other desired compounds from the cannabis plant at a greater purity than conventional methods. Both processes are applicable to marijuana and hemp and will be incorporated into the Company’s Good Manufacturing Practices (GMP)-certified extraction facility in Sherbrooke, QC upon approval of the applicable licensing to produce cannabis extract (pursuant to the Access to Cannabis for Medical Purposes Regulations). As a late-stage applicant, Neptune is currently working with Health Canada authorities to complete the licensing process.

The first patent application outlines a method of extracting and isolating compounds from plants of the Cannabis genus at low temperature by using a cold organic solvent. The second patent application similarly provides for a method for extracting compounds from cannabis at low temperature, but without the use of organic solvents. Specifically, this patent relates to a process for high recovery of cannabinoids and terpenes by using natural solvents.

Issuance of Shares

During the three-month period ended June 30, 2018, Neptune issued 433,477 common shares for share options exercised.

SEGMENT DISCLOSURES

In prior periods and until the loss of control of the subsidiary Acasti on December 27, 2017, the Corporation had two reportable segments which were the Corporation’s strategic business units. As at June 30, 2018, the cardiovascular segment that develops pharmaceutical products for cardiovascular diseases is no longer a strategic business unit for Neptune. The nutraceutical segment that produces and commercializes nutraceutical products and turnkey solutions for primarily omega-3 softgel capsules and liquids, which includes the results of Biodroga, and the cannabis oil extraction project which began in October 2017 are the strategic business segments of the Corporation.

Information regarding the results of each reportable segment is included below. The cardiovascular results are presented until the loss of control. Performance is measured based on segment income (loss) from operating activities before corporate costs, as included in the internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker. Segment income (loss) from operating activities before corporate costs is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. A new measure has been added during the three-month period ended June 30, 2018, segment income (loss) from operating activities before corporate costs, in order to better reflect the performance of each segment that are reviewed by the Chief Operating Decision Maker. The comparative period has been recast accordingly.

management discussion and analysis of the financial situation and operating results

The Sherbrooke facility has been repurposed from the krill oil activities and will be used for the development of unique extractions targeted towards high potential growth segments such as the cannabis industry and therefore, is now presented under the cannabis segment information.

Selected financial information by segment is as follows:

The following tables show selected financial information by segments:

Three-month period ended June 30, 2018

	Nutraceutical	Cannabis	Corporate	Total
	$	$	$	$
Total revenues	5,168	–		5,168
Gross margin	1,493	–		1,493

R&D expenses, net of tax credits and grants	(87)	(1,589)		(1,676)
SG&A expenses	(959)	(496)		(1,455)
Segment income (loss) from operating activities before corporate expenses	447	(2,085)		(1,638)

Unallocated costs:
Corporate general and administrative expenses			(2,397)	(2,397)
Net finance costs			(148)	(148)
Income tax recovery			83	83
Net loss				(4,100)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	447	(2,085)
Add:
Depreciation and amortization	186	515
Stock-based compensation	–	268
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	633	(1,302)

Non-IFRS operating loss[1] calculation
Net loss				(4,100)
Add (deduct):
Depreciation and amortization				753
Net finance costs				148
Stock-based compensation				1,025
Income tax recovery				(83)
Non-IFRS operating loss[1]				(2,257)

Total assets[3]	25,227	47,384	26,063	98,674
Cash, cash equivalents and restricted short-term Investments	2,379	–	20,486	22,865
Working capital[2]	3,337	(1,031)	19,645	21,951

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3 The corporate reportable segment assets include the investment in Acasti.

management discussion and analysis of the financial situation and operating results

Three-month period ended June 30, 2017

				Inter-segment
	Nutraceutical	Cardiovascular	Corporate	eliminations	Total
	$	$	$	$	$
Total revenues	6,531	–		–	6,531
Gross margin	2,443	–		–	2,443

R&D expenses, net of tax credits and grants	(393)	(1,982)		581	(1,794)
SG&A expenses	(1,225)	(817)		–	(2,042)
Segment income (loss) from operating activities before corporate expenses	825	(2,799)		581	(1,393)

Unallocated costs:
Corporate general and administrative expenses			(1,595)		(1,595)
Net finance costs			(399)		(399)
Income tax recovery			20		20
Net loss					(3,367)

Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1] calculation
Segment income (loss) from operating activities before corporate expenses	825	(2,799)		581
Add:
Depreciation and amortization	734	668		(581)
Stock-based compensation	38	35		–
Adjusted Segment EBITDA[1] (non-IFRS operating segment loss)[1]	1,597	(2,096)		–

Non-IFRS operating loss[1] calculation
Net loss					(3,367)
Add (deduct):
Depreciation and amortization					1,027
Net finance costs					399
Stock-based compensation					397
Legal fees related to royalty settlements					91
Income tax recovery					(20)
Non-IFRS operating loss[1]					(1,473)

Total assets	92,575	22,527	1,894	(11,883)	105,113
Cash, cash equivalents and restricted short-term Investments	3,166	7,567	1,348	–	12,081
Working capital[2]	16,789	5,967	39	1	22,796

1 The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) and the Adjusted EBITDA or Non-IFRS operating loss are not standard measures endorsed by IFRS requirements.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

Key ratios of the nutraceutical segment

	Three-month period ended June 30, 2018	Three-month period ended June 30, 2017
Key ratios (in % of total revenues):
Gross margin	29%	37%
R&D expenses net of tax credits and grants	2%	6%
SG&A expenses	19%	19%

OPERATING RESULTS OF THE NUTRACEUTICAL SEGMENT

Revenues

Total revenues for the three-month period ended June 30, 2018 amounted to $5,168, representing a decrease of $1,363 or 21% compared to $6,531 for the three-month period ended June 30, 2017. This decrease for the three-month period ended June 30, 2018 was directly related to the sale of the krill oil manufacturing and distribution activities to Aker BioMarine Antarctic AS (“Aker”). The krill oil manufacturing and distribution sales were $1,294 for the three-month period June 30, 2017. The revenues for the nutraceutical segment, adjusted to take into account the sale of the krill manufacturing business are therefore stable.

Total revenues for the three-month period ended June 30, 2018 include $270 of royalty revenues compared to $234 for the three-month period ended June 30, 2017.

Gross Margin

Gross margin is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials and finish goods.

Gross margin for the three-month period ended June 30, 2018 amounted to $1,493 compared to $2,443 for the three-month period ended June 30, 2017. The decrease in gross margin for the three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2017 was directly related to the decrease in sales revenues which is related to the transaction concluded with Aker as explained above. The krill oil manufacturing and distribution gross margin on sales was $834 for the three-month period ended June 30, 2017.

Gross margin in % of total revenues decreased from 37% for the three-month period ended June 30, 2017 to 29% for the three-month ended June 30, 2018. Last year gross margin in % when adjusted for the krill oil sale transaction would have been 31%. The decrease of 2% in gross margin versus last year is mainly related to products revenue mix.

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $87 in the three-month period ended June 30, 2018 compared to $393 in the three-month period ended June 30, 2017, a decrease of $306. The decrease for the three-month period ended June 30, 2018 is attributable to the reorientation of a portion of the R&D projects to medical and wellness cannabinoid-based products activities after the sale of assets to Aker. Cannabis activities are now presented as a separate segment of the Corporation. Refer to Operating results of cannabis segment section below.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses amounted to $959 in the three-month period ended June 30, 2018 compared to $1,225 for the three-month period ended June 30, 2017, a decrease of $266. The decrease in the three-month period ended June 30, 2018 is mainly attributable to the sale of the krill oil manufacturing and distribution activities.

management discussion and analysis of the financial situation and operating results

Adjusted Segment EBITDA1 before corporate expenses

Adjusted Segment EBITDA of the nutraceutical segment decreased by $964 for the three-month period ended June 30, 2018 to an adjusted Segment EBITDA of $633 compared to the three-month period ended June 30, 2017. The decrease in Adjusted segment EBITDA for the three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2017 is mainly attributable to the gross margin decrease as explained above.

OPERATING RESULTS OF THE CANNABIS SEGMENT

Research and Development (R&D) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants of the cannabis segment amounted to $1,589 in the three-month period ended June 30, 2018. Depreciation and amortization of $515 and stock-based compensation of $106 for the three-month period ended June 30, 2018 are included in this R&D amount. Since the sale of assets to Aker and the repurposing of the Sherbrooke facility, the depreciation and amortization of the plant and equipment is recorded under R&D as part of the cannabis project until we start to generate revenues. R&D expenses of the cannabis segment are also comprised of salaries and benefits and expenses to operate the facility.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses of the cannabis segment amounted to $496 in the three-month period ended June 30, 2018. The SG&A expenses are related to business development activities and consist mainly in salaries and benefits and travelling and representation expenses. Stock-based compensation of $162 for the three-month period ended June 30, 2018 is also included in this SG&A amount.

Non-IFRS operating segment loss1 before corporate expenses

Non-IFRS operating segment loss amounted to $1,302 for the three-month period ended June 30, 2018. The non-IFRS operating segment loss is attributable to R&D expenses net of tax credits and grants and SG&A expenses, before depreciation and amortization and stock-based compensation.

CONSOLIDATED RESULTS

As stated in the Loss of Control of the Subsidiary Acasti section of the 2018 Annual MD&A, management has determined that the Corporation lost the de facto control of the subsidiary on December 27, 2017. On that date, the Corporation ceased consolidating Acasti and therefore, no results of Acasti were presented from that date and in the three-month period ended June 30, 2018. Results of Acasti, that represented the cardiovascular segment, are included in the comparative three-month period ended June 30, 2017.

Corporate general and administrative expenses

The Corporate general and administrative expenses are amounts that are not allocated to the segments and consist of the following types of expenses: salaries and benefits of administration and marketing departments, including board of directors, corporate and legal fees, professional fees, communications and investor relations, and expenses related to head office such as rent, insurance and human resources expenses. It amounted to $2,397 for the three-month period ended June 30, 2018 compared to $1,595 for the three-month period ended June 30, 2017, an increase of $802. The increase is mainly attributable to an increase in stock-based compensation, corporate and legal fees, and salaries and benefits partially offset by a decrease in depreciation and amortization related to IP sold to Aker.

Net finance costs

The net finance costs amounted to $148 for the three-month period ended June 30, 2018 compared to $399 for the three-month period ended June 30, 2017, a decrease of $251. The decrease for the three-month period ended June 30, 2018 is mainly attributable to the decrease in finance costs following the reduction of debt in August 2017 and an increase in finance income related to interest recorded on short-term investments resulting from the transaction of sale of assets. The decrease in net finance costs is partially offset by a gain on change in fair value of derivative assets and liabilities recorded in the three-month period ended June 30, 2017.

[1] The Adjusted Segment EBITDA or Non-IFRS operating segment loss (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Non-IFRS operating loss1

Non-IFRS operating loss increased by $784 for the three-month period ended June 30, 2018 to a non-IFRS operating loss of $2,257 compared to the three-month period ended June 30, 2017. The non-IFRS operating loss increased by $2,880 before consideration of Acasti’s non-IFRS operating loss for the three-month period ended June 30, 2017.

The increase in non-IFRS operating loss for the three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2017 is mainly attributable to the gross margin decrease as explained above, the investment in the cannabis segment in R&D and business development and additional expenses in corporate general and administrative.

Net loss

The Corporation realized a net loss for the three-month period ended June 30, 2018 of $4,100 compared to $3,367 for the three-month period ended June 30, 2017, an increase of $733. The net loss increase by $2,951 before consideration of Acasti’s net loss for the three-month period ended June 30, 2017. The increase in the net loss for the three-month period ended June 30, 2018 is attributable to the same reasons as stated in the Non-IFRS operating loss section above.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

Our operations, R&D program, cannabis project, capital expenditures and acquisitions are mainly financed through the cash that came from the sale of the krill business, cash flows from operating activities and liquidities, as well as the issuance of debt and common shares.

The Corporation entered into an interest rate swap to manage interest rate fluctuations. The fair value of this swap is presented under other financial asset caption in the statement of financial position. Under this decreasing swap with an original nominal value of $5,625 (value of $3,683 as at June 30, 2018), maturing December 27, 2018, the Corporation pays a fixed interest rate of 2.94% plus an applicable margin and receives a variable rate based on prime rate. This interest rate swap has been designated as a cash flow hedge of the variable interest payment on the loan amounting to $3,630 as of June 30, 2018.

Operating Activities

During the three-month period ended June 30, 2018, the cash used in operating activities amounted to $2,263. The cash flows used by operations before the change in operating assets and liabilities amounted to $2,382. The change in operating assets and liabilities amounting to $119, mainly resulting from variations in trade and other receivables, inventories, prepaid expenses and trade and other payables, reduced the cash flows used by operations to the said amount of $2,263. This use of cash in operating activities mainly reflects the investment of the Corporation in the cannabis business development.

During the three-month period ended June 30, 2017, the cash used in operating activities, including Acasti’s operating activities, amounted to $4,189. The cash flows used by operations before the change in operating assets and liabilities amounted to $1,804. The change in operating assets and liabilities amounting to $2,385, mainly coming from trade and other receivables, prepaid expenses, inventories and trade and other payables, decreased the cash flows from operations to the said amount of $4,189.

Investing Activities

During the three-month period ended June 30, 2018,  the cash flows used for investing activities were mainly for acquisition of property, plant and equipment (PPE) ($1,898) related to the work on site security and CO2 extraction equipment of the cannabis business. Investing activities also include interest received of $64.

During the three-month period ended June 30, 2017, except for the variation in the short-term investments generating $159 of cash, the cash flows used for investing activities were for acquisition of PPE ($151) mostly related to R&D equipment for Acasti.

[1] The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements.

management discussion and analysis of the financial situation and operating results

Financing Activities

During the three-month period ended June 30, 2018, the financing activities generated $271 of cash mainly for the exercise of options of the Corporation for $696, partially offset by the repayment of loans and borrowings of $368 and for interest paid of $77.

During the three-month period ended June 30, 2017, the financing activities used $2,084 of cash for the repayment of loans and borrowings of $1,230, for the interest paid of $433, and for the payment of Acasti public offering and debt issurance transaction costs of $421.

At June 30, 2018, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $20,455. The Corporation also has restricted short-term investments of $2,410 that are mostly pledged for the loan incurred in the acquisition of Biodroga.

The Corporation has an authorized bank line of credit of $1,800 (expiring on August 31, 2018), of which $1,290 was available as at June 30, 2018.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month periods ended June 30, 2018 and 2017. Variations in these amounts have been explained in the segment disclosures section above.

	Three-month period ended June 30, 2018	Three-month period ended June 30, 2017
	$	$
Total revenues	5,168	6,531
Non-IFRS operating loss[1]	(2,257)	(1,473)
Net loss	(4,100)	(3,367)
Net loss attributable to equity holders of the Corporation	(4,100)	(1,546)
Basic and diluted loss per share	(0.05)	(0.02)

Total assets	98,674	105,113
Working capital[2]	21,951	22,796
Non-current financial liabilities	264	16,609
Equity attributable to equity holders of the Corporation	81,465	64,766

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis of the financial situation and operating results

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

As explained in other sections, the Corporation revenues are almost entirely generated by the nutraceutical segment. The cardiovascular segment included until the loss of control on December 27, 2017, conducts research activities and has incurred losses since inception. Quarterly data is presented below.

	June 30,	March 31,	December 31,	September 30,
	2018	2018	2017	2017
	$	$	$	$
Total Revenues	5,168	7,005	7,315	6,795
Non-IFRS operating loss[1]	(2,257)	(1,802)	(5,442)	(3,588)
Net income (loss)	(4,100)	(4,752)	1,341	16,117
Net income (loss) attributable to equity holders of the Corporation	(4,100)	(4,752)	4,755	19,074
Basic and diluted income (loss) per share	(0.05)	(0.06)	0.06	0.24

	June 30,	March 31, 2017	November 30,	August 31,
	2017	(4 months)	2016	2016
	$	$	$	$
Total Revenues	6,531	11,829	12,141	11,591
Non-IFRS operating loss[1]	(1,473)	(1,227)	(464)	(857)
Net income (loss)	(3,367)	(2,298)	9,421	(2,419)
Net income (loss) attributable to equity holders of the Corporation	(1,546)	(424)	10,685	(1,191)
Basic and diluted income (loss) per share	(0.02)	(0.01)	0.14	(0.02)

Quarterly revenues starting September 30, 2017 are lower considering the sale of assets to Aker. Revenues of the quarter ended June 30, 2017 are lower than revenues of the previous quarters because of the decrease in the quantity of kg of krill oil sold. The net loss for the quarter ended March 31, 2018 includes an impairment loss on inventories of $658. The net income for the quarter ended December 31, 2017 includes a gain on loss of control of the subsidiary Acasti of $8,784. The net income for the quarter ended September 30, 2017 includes other income related to sale of assets of $23,871 and impairment loss on inventories of $1,719. The net income for the quarter ended November 30, 2016 includes other income related to royalty settlement of $13,117.

1 The Non-IFRS operating loss (Operating loss Before Interest, Taxes, Depreciation and Amortization) is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

management discussion and analysis of the financial situation and operating results

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes to the statement of financial position (other than equity) at June 30, 2018 compared to March 31, 2018:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	(3,832)	Refer to "Consolidated liquidity and capital resources"
Trade and other receivables	(712)	Receipt of accounts receivables
Prepaid expenses	279	Renewal of services
Inventories	1,971	Increase of raw materials for incoming sales orders
Property, plant and equipment	2,175	Improvement to Sherbrooke facility for cannabis project net of depreciation
Intangible assets	(181)	Amortization of intangible assets
Deferred tax assets/liabilities	83	Income taxes recovery
Other asset	(2,684)	Decrease in fair value of the investment in Acasti
Trade and other payables	2,561	Increase in purchases related to inventories and PPE net of payment
Deferred revenues	(46)	Recognition of deferred revenues
Loans and borrowings	(341)	Repayments less increase in bank line of credit

See the statement of changes in equity in the consolidated financial statements for details of changes to the equity accounts from March 31, 2018.

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at June 30, 2018:

						June 30, 2018
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payable	$9,573	$9,573	$9,309	$264	$–	$–
Loans and borrowings*	4,320	4,320	4,320	–	–	–
Research and development contracts	–	425	350	75	–	–
Purchase obligations	–	1,127	1,127	–	–	–
Operating leases	–	1,555	410	712	432	1
	$13,893	$17,000	$15,516	$1,051	$432	$1

*Includes interest payments to be made at the contractual rate.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of June 30, 2018, Neptune was compliant with all of its borrowing covenant requirements.

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month periods ended June 30, 2018 and 2017 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2018, except as disclosed below.

The Corporation has initially adopted IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments as at April 1st, 2018. The Corporation has also adopted amendments to IFRS 2, Classification and Measurement of Share-Based Payment Transactions on April 1st, 2018.

Further information can be found in Note 3 of the consolidated interim financial statements for the three-month period ended June 30, 2018.

A number of new standards, interpretations and amendments to existing standards were issued by the IASB or the IFRS Interpretations Committee (‟IFRIC”) that are mandatory but not yet effective for the three-month period ended June 30, 2018 and have not been applied in preparing the consolidated interim financial statements. The following standards have been issued by the IASB with effective dates in the future that have been determined by management to impact the consolidated financial statements:

IFRS 16, Leases

IFRIC 23, Uncertainty over Income Tax Treatments

Further information on these modifications can be found in Note 3 of the consolidated interim financial statements for the three-month period ended June 30, 2018.

DISCLOSURE CONTROLS AND PROCEDURES ("DC&P") AND INTERNAL CONTROL OVER FINANCIAL REPORTING ("ICFR")

In compliance with the Canadian Securities Administrators’ National Instrument 52-109, the Corporation has filed certificates signed by Mr. Jim Hamilton, in his capacity as Chief Executive Officer (‟CEO”) and Mr. Mario Paradis, in his capacity as Chief Financial Officer (‟CFO”) that, among other things, report on the design of DC&P and the design of ICFR.

There have been no changes in the Corporation’s ICFR during the three-month period ended June 30, 2018 that have materially affected, or are reasonably likely materially affecting its ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

ADDITIONAL INFORMATION

Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

As at August 14, 2018, the total number of common shares issued and outstanding is 79,262,689 and the Corporation’s common shares were being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. There are also 750,000 warrants, 10,161,869 options and 570,752 deferred share units outstanding. Each warrant, option and deferred share unit is exercisable into one common share to be issued from treasury of the Corporation.